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                                                                    Exhibit 20.2

Press Release of the Registrant, dated December 3, 2001, announcing the completion of the registrant's acquisition of the voice enhancement and echo cancellation business of Lucent.

NMS COMMUNICATIONS COMPLETES ACQUISITION OF LUCENT TECHNOLOGIES' VOICE ENHANCEMENT AND ECHO CANCELLATION BUSINESS

NMS ADDS PROFITABLE NEW REVENUE STREAM; EXPANDS INTO "WHOLE PRODUCT" OFFERINGS FOR NETWORK EQUIPMENT SUPPLIERS, WIRELESS SERVICE PROVIDERS

Press Contact Information

Framingham, MA, US -- December 3, 2001 NMS Communications (NASDAQ: NMSS), a leading supplier of technology for tomorrow's networks, today announced that it has completed the acquisition of the voice enhancement and echo cancellation business of Lucent Technologies (NYSE: LU).

Under an agreement with Lucent, announced on October 15, NMS paid $60 million in cash for all assets of this business. NMS is also entering into a multi-year agreement to serve as the exclusive supplier of stand-alone voice enhancement and echo cancellation systems for Lucent, as Lucent continues to supply these systems to its global service provider customers. At the same time, the agreement allows NMS to expand its market reach by establishing new alliances with other communications equipment suppliers and service providers.

The acquisition is part of NMS' strategic focus on becoming a premier provider of complete systems for communications infrastructure, applications and services within the rapidly growing wireless, voice applications and packet infrastructure markets.

By completing the acquisition, NMS has gained a new family of complete, ready-to-install systems, an experienced carrier-facing sales force, deep technology capabilities in the areas of voice quality, wireless networks and fault-tolerant systems, as well as the rights to noteworthy intellectual property and patents. The existing customer base of the business, which totals more than 100, includes many of the world's leading service providers.

"Voice enhancement and echo cancellation systems serve to improve voice quality, an important factor in increasing average revenue per user (ARPU), and making it easier for service providers to retain and attract customers -- all exceptionally important during this downturn in the communications industry," said NMS Chairman and CEO Bob Schechter. "These system offerings extend and complement our long-standing business as a trusted partner and supplier to the communications industry with an advanced range of carrier-class systems for wireless and wireline networks. In addition to solidifying the company's strategic relationship with Lucent, this acquisition brings a knowledgeable voice enhancement team and an added, profitable revenue flow."

The voice enhancement and echo cancellation business spans a line of systems that telecom carriers deploy in central offices and mobile switching centers to achieve consistently clear audio quality. Without an assist from such equipment, echoes, delays and other conditions degrade the quality of voice calls. All wireless or landline voice traffic passes through some type of echo cancellation or voice enhancement product for this reason.

Among wireless service providers, voice quality technology is a critical differentiator. It is vital to minimize customer churn, and to encourage customers to place more and longer calls.

A 2001 forecast from the Yankee Group, a global leader in technology research and strategic consulting, projects that mobile infrastructure spending will exceed $120 billion in 2004. Yankee Group also anticipates the number of wireless subscribers will reach 1.3 billion worldwide by 2006, which would more than double the number of wireless subscribers in place at the end of 2000. According to Yankee, wireless users will also surpass the number of wireline access lines by 2006.

Voice enhancement systems also boost audio quality in two areas that have long been strengths for NMS: voice over IP (VoIP) systems and enhanced services that use automatic speech recognition, such as voice-activated dialing.

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Marketed by Lucent as small footprint, high availability products, the highly regarded echo cancellation and voice quality systems benefit from the unique Studio Sound(R) set of enhancements -- including features that address noise reduction, noise compensation, automatic and adaptive level control, dynamic speech restoration, wireless tandem-free operation and data compatibility --delivering exceptional sound clarity in noisy or overly compressed communications settings. The product line also includes the EchoScan system, which allows for comprehensive remote management system and integration with carriers' back-end operations support systems (OSS).

About NMS Communications

NMS Communications (NASDAQ: NMSS) develops, markets and supports technology-leading systems and components that enable the communications industry's most innovative voice, video and data services for wireless and wireline networks. NMS products and services help the world's top communications equipment suppliers, solution developers and service providers bring their applications and services to market faster and at lower costs.

Headquartered in Framingham, Mass., and with offices around the world, NMS has a rich history of technology innovations that advance the growth of the global communications industry. These achievements include the world's first complete open IP gateway and the first complete open packet media server. Visit www.nmscommunications.com for more information.

Statements in this document expressing the beliefs and expectations of management regarding future performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's expectations as of the date of this document and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to risks and uncertainties including, but not limited to, a continued slowdown in communications spending, quarterly fluctuations in financial results, the availability of products from vendors and other risks. These and other risks are detailed from time to time in the Company's filings with the Securities and Exchange Commission, including the Company's annual report on Form 10-K for the year ended December 31, 2000. In addition, while management may elect to update forward-looking statements at some point in the future, management specifically disclaims any obligation to do so, even if its estimates change.

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NMS Communications and EchoScan are trademarks and Studio Sound is a registered trademark of NMS Communications Corporation. All other product or corporate references may be trademarks or registered trademarks of their respective companies.